Exhibit 99.1

PowerBank Signs LOI with Modular Data Center Company Nodiac.ai, Unlocking Potential Additional Revenue from Existing Energy Assets

LOI Marks PowerBank’s Strategic Entry into the Rapidly Growing AI Infrastructure Market

Modular Data Center Market Projected to Grow from ~$29 Billion USD to ~$80 Billion USD by 2030, with North America Leading at 41% Market Share

Nodiac’s Founding Team Brings Over $26 Billion USD in Energy Project Development Experience

Toronto, Ontario, April 8, 2026 — PowerBank Corporation (NASDAQ: SUUN; Cboe CA: SUNN, FSE: 103) (“PowerBank” or the “Company”), a leader in North American energy infrastructure development and asset ownership, is pleased to announce a Letter of Intent (“LOI”) with Nodiac Corp. (“Nodiac”), a distributed data center power infrastructure company specializing in the development and deployment of modular, containerized data centers co-located with renewable energy assets. The LOI provides a framework to leverage PowerBank’s portfolio of solar and Battery Energy Storage System (BESS) sites across North America for the purposes of deployment of distributed AI compute infrastructure on such sites.

Nodiac’s “Speed-to-Power” platform is built on the principle that AI infrastructure does not need to wait for new grid capacity. By co-locating modular data centers at sites that already hold generation and access to additional power, land, and permitting approvals, Nodiac’s platform is designed to bring inference and other forms of compute online in months rather than years. The company deploys scalable, repeatable 1–15~ MW modular data center units at distribution-level interconnection points — bypassing the multi-year transmission and “large load” queue’s that delay traditional hyperscale builds. The company was founded by a team with deep roots in the energy industry, drawing on experience from Greenbacker, Acciona Energy, and Invenergy across more than $26 billion USD in energy project development.

Under the terms of the LOI, PowerBank will share information about its portfolio of solar and BESS sites with Nodiac for screening and assessment against Nodiac’s proprietary suitability criteria in its NORA platform. Both parties have declared their intent to collaborate on deploying modular data centers at suitable sites within PowerBank’s portfolio, with definitive agreements to be negotiated on a site-by-site basis. Nodiac is already showcasing the transaction on its platform, with PowerBank featured as a Speed-to-Power power partner. To learn more, visit the Nodiac Speed-to-Power AI Infrastructure page.

“The accelerating demand for AI compute infrastructure represents a defining opportunity for renewable energy developers — and an urgent challenge for the planet,” said Dr. Richard Lu, Chief Executive Officer of PowerBank Corporation. “Our planned transaction with Nodiac reflects our conviction that the digital economy must be built on a clean energy foundation. With the potential to co-locate data center infrastructure directly at our renewable energy sites, we are not only providing an opportunity for accelerating speed to power for the AI industry — we are intending to ensure that the infrastructure powering tomorrow’s economy is sustainable, distributed, and resilient.”

Robert Sher, CEO of Nodiac commented, “PowerBank has built an impressive portfolio of renewable energy assets across North America, and we see tremendous potential to unlock new value from that infrastructure. By co-locating modular data centers at their solar and BESS sites, we can deliver speed-to-power for the AI industry while generating meaningful new revenue streams for PowerBank’s existing assets. This is the distributed model that the market is moving toward.”

The LOI aligns with PowerBank’s strategic focus on distributed energy infrastructure and its growing data center solutions division. With a development pipeline of over 1 GW and more than 100 MW of built renewable energy capacity across Canada and the United States, PowerBank’s existing portfolio of solar and BESS sites offers significant potential for modular data center co-location. The Company believes this initiative can generate meaningful new revenue streams from existing assets while supporting the sustainable development of North America’s digital economy.

About the Modular Data Center Market

The global modular data center market is experiencing rapid growth, driven by surging demand for scalable, energy-efficient, and rapidly deployable infrastructure to support cloud computing, edge computing, and artificial intelligence workloads. The market was valued at approximately $29 billion USD in 2024 and is projected to reach $75–$80 billion USD by 2030, representing a compound annual growth rate of approximately 17–18%1. North America leads the global market, accounting for approximately 41% of revenue share in 20241, driven by the increasing adoption of edge computing, a strong focus on energy-efficient infrastructure, and stringent data security and environmental sustainability considerations1. The combined growth of AI and machine learning is expected to further fuel demand for modular data center solutions worldwide, as organizations increasingly seek infrastructure that can be deployed quickly and scaled to meet the pace of AI investment2. Greenfield sites integrating onsite renewables are among the fastest-growing segments of the market3, underscoring the strategic alignment between clean energy development and next-generation digital infrastructure.

The LOI is not a definitive agreement. Nodiac and PowerBank will collaborate on deploying modular data centers at suitable sites within PowerBank’s portfolio, with definitive agreements to be negotiated on a site-by-site basis. The construction of any modular data center is subject to conclusion of a definitive agreement, receipt of required permits, technical feasibility and financing arrangements being in place.

Notes

[1] https://www.grandviewresearch.com/industry-analysis/modular-data-center-market-report

[2] https://www.marketsandmarkets.com/Market-Reports/modular-data-centers-market-996.html

[3] https://www.mordorintelligence.com/industry-reports/modular-data-center-market

About PowerBank Corporation

PowerBank Corporation is an independent renewable and clean energy project developer and owner focusing on distributed and community solar projects in Canada and the USA. The Company develops solar and Battery Energy Storage System (BESS) projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading North America markets including projects with utilities, host off-takers, community solar, and virtual net metering projects. The Company has a potential development pipeline of over one gigawatt and has developed renewable and clean energy projects with a combined capacity of over 100 megawatts built. To learn more about PowerBank, please visit www.powerbankcorp.com.

About Nodiac.ai

Nodiac is an AI infrastructure development company focused on deploying modular data centers at existing power sites, delivering inference compute capacity in months rather than the years required by traditional builds. By co-locating at sites that already have power, land, and permits in place, Nodiac addresses one of the most urgent bottlenecks in AI infrastructure: getting compute online at the speed the market demands. With a pipeline exceeding 800 MW across 500+ identified sites in 30+ states, Nodiac works with independent power producers, utilities, and hyperscalers to unlock new, high-value revenue from existing energy assets with minimal disruption. Nodiac’s team brings deep experience from leading renewable energy firms, with over $26 billion in energy projects developed, financed, and operated around the globe. To learn more, visit www.nodiac.ai.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the details of the potential transaction with Nodiac; the suitability of solar and BESS sites to host a modular data center; potential revenues; and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; execution of definitive agreements for suitable solar or BESS sites; that power is available to be sufficient to support a modular data center; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; failure to execute definitive agreements for suitable solar or BESS sites; power availability may not be sufficient to support a modular data center; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar Project exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation and tariffs; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any global pandemic on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

For further information, please contact:

PowerBank Corporation

Tracy Zheng

Email: ir@powerbankcorp.com

Phone: 289.439.4718

Source: PowerBank Corporation